NO AC

PE
1-13-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038734

Received SEC
MAR 13 2009
Washington, DC 20549

March 13, 2009

Terrence A. Everett
Carlsmith Ball LLP
444 South Flower Street
9th Floor
Los Angeles, CA 90071-2901

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-09

Re: Central Pacific Financial Corp.
Incoming letter dated January 13, 2009

Dear Mr. Everett:

This is in response to your letter dated January 13, 2009 concerning the shareholder proposal submitted to Central Pacific by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Central Pacific Financial Corp.
Incoming letter dated January 13, 2009

The proposal requests that the board take the steps necessary to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

We are unable to concur in your view that Central Pacific may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Central Pacific may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CARLSMITH BALL LLP

A LIMITED LIABILITY LAW PARTNERSHIP

444 SOUTH FLOWER STREET
9TH FLOOR
LOS ANGELES, CALIFORNIA 90071-2901
TELEPHONE 213.955.1200 FAX 213.623.0032
WWW.CARLSMITH.COM

DIRECT DIAL NO.
213.955.1608

TEVERETT@CARLSMITH.COM

OUR REFERENCE NO.:
057787-00001

January 13, 2009

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Pacific Financial Corp.
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Central Pacific Financial Corp. (the "Company"), pursuant to Rule 14a-8(j)[1] to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement submitted by Gerald R. Armstrong may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing the Proposal and cover letter dated November 25, 2008 and the deficiency letter sent to Mr. Armstrong dated December 12, 2008 as well as certain earlier correspondence. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Mr. Armstrong.

Background

On December 1, 2008, the Company received a letter dated November 25, 2008 from Mr. Armstrong requesting that a shareholder proposal and supporting statement (collectively the "Proposal") to be included in the Company's proxy materials for the 2009 annual meeting. The Proposal and cover letter are attached as Exhibit A. The Proposal requests the board of directors take action to eliminate the classified board of directors and require that all directors stand for

[1] Unless otherwise noted, all references in this letter to a rule refer to the applicable proxy rule under Regulation 14A under the Securities Exchange Act of 1934, as amended.

election annually. The Proposal was virtually identical to a shareholder proposal that was submitted by Mr. Armstrong for the 2008 annual meeting (it was included in the Company's proxy materials for that meeting) except that certain additional language has been added to the supporting statement. The Company believes that some of the additional language is false or misleading and provides a basis to exclude the Proposal under Rule 14a-8(i)(3).

By letter dated December 12, 2008, the Company provided Mr. Armstrong notice of the deficiencies and allowed him 14 days from the receipt of the letter to correct the deficiencies by providing a revised supporting statement. Mr. Armstrong received this letter on December 16, 2008. The Company's letter and acknowledgement of delivery are attached as Exhibit B. No response from Mr. Armstrong to this communication has been received by the Company or its counsel.

The first sentence of the supporting statement claims that "In last year's annual meeting, this proposal received the votes of 13,459,411 shares (70%) worth $207,274,929.40." This sentence was not included in Mr. Armstrong's proposal appearing in the proxy materials last year and is the basis for exclusion by the Company. The Company believes that the use of the parenthetical "(70%)" is false and misleading in that it implies that 70% of the outstanding shares of the Company were voted in favor of the proposal when they were not. Furthermore, the Company believes that including the statement "worth $207,274,929.40" without indicating a date of determination and by making a vague and ambiguous statement as to "worth" without any reference to a credible source or explaining what is meant by that measure is materially misleading.

Basis for Excluding the Proposal.

Rule 14a-8(i)(3) provides that an issuer may exclude from its proxy materials a shareholder proposal if the shareholder proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement, be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Pfizer Inc. (Jan. 28, 2003) (Shareholder must recast portion of supporting statement as opinion and provide citation to specific sources for factual assertions made); Hewlett-Packard Co. (Jan. 10, 2003) (Same); Rockefeller Center Properties, Inc. (Mar. 30, 1993) (Same); General Motors Corporation (Mar. 9, 1993) (Same). Rule 14a-9 provides that no solicitation shall be made by means of any communication that contains any statement which at the time and in light of the circumstances in which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not misleading.

1. **The Proposal is false and misleading because it states inaccurate levels of shareholder support for last year's shareholder proposal to declassify the Board.**

The first sentence of the supporting statement uses the parenthetical "(70%)" to refer to the 13,459,411 shares which were voted in favor of a similar proposal made by Mr. Armstrong at the 2008 annual meeting of the Company. This parenthetical is materially false and misleading. It appears that Mr. Armstrong has used this parenthetical in an apparent attempt to mislead shareholders into believing that his proposal received greater shareholder support (70% of the outstanding shares) than it actually did receive. At the 2008 annual meeting, the proposal received 13,459,411 votes in favor. There were 5,599,035 votes against, 452,969 shares abstained and there were 4,869,346 broker non-votes. This information was provided to Mr. Armstrong at his request on June 3, 2008. This correspondence is attached as Exhibit C. The number of outstanding shares eligible to vote on the record date at the 2008 annual meeting were 28,707,985. Only 68.98 % of the shares which were eligible to vote and present at the meeting voted in favor of the proposal and only 46.88% of the outstanding shares of the Company voted in favor of the proposal. To derive the voting percentage results Mr. Armstrong cites, the number of votes for approval of the proposal must be divided by only the number of votes that were actually cast **for** or **against** the proposal and disregards completely the number of abstentions and non-votes and the remaining outstanding shares that were not present at the meeting in person or proxy. The Proposal misleads shareholders by failing to clearly set forth the distinction between the shares present at and actually voting yes or no at the meeting and the outstanding shares by the utilization of this parenthetical. We believe this renders the Proposal materially false and misleading.

2. **The Proposal is false and misleading because it claims a "worth" for shares without explaining the date of that determination, citing to a credible source or explaining what the term "worth" is intended to mean.**

The first sentence of the supporting statement claims that the shares which were voted for the proposal in 2008 are "worth $207,274,929.40." As of January 12, 2008, the common shares of the Company on the New York Stock Exchange had a closing price of $7.42 per share and the market capitalization of the Company was approximately $213,000,000. The price of the Company's common stock on the New York Stock Exchange in May of 2008, when the annual meeting was held, was materially higher. The failure to state the date on which this "worth" was determined and how it is calculated could be misleading to investors. No credible source is cited to support this statement of claimed value. The statement could imply that shares representing over 97% of the Company's current market capitalization ($207 million/$213 million) were in favor of the proposal or that at today's share price this is the fair market value of the shares which voted in favor of the proposal. "Worth" is a vague and ambiguous claim referring to value. It is unclear as to what the word "worth" means (is it fair market value, the NYSE closing price, intrinsic value, long term value, book value, value in the hands of each holder or any other of a host of other potential meanings) or how it will be interpreted by shareholders. Accordingly, we believe this statement is materially misleading.

Conclusion.

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from its proxy materials under Rule 14a-8(i)(3). Mr. Armstrong is a sophisticated proponent of shareholder proposals having made numerous similar proposals each year for several years to issuers in the United States some of which he touts in his supporting statement. Mr. Armstrong specifically added this language to the supporting statement this year. For obvious reasons, it was not included in the proxy for the 2008 annual meeting. Mr. Armstrong by failing to respond to the deficiency letter has refused to modify the Proposal to cure the deficiencies. The Company must now file this formal request, unnecessarily utilizing the resources of the Company and the Staff to deal with what could have been easily resolved by Mr. Armstrong voluntarily modifying a few words in his supporting statement. Accordingly, the Company requests that the Staff not give Mr. Armstrong a second opportunity now to amend his supporting statement to correct these matters, since the inefficient use of the Commission's resources and causing unnecessary expenses to the issuer should not be rewarded.

If the Staff has any questions or requires any additional information regarding the foregoing, please contact the undersigned at (213) 955-1608 or by facsimile at (213) 623-0032. The Staff's response may be sent to me by facsimile at this number as well.

Very truly yours,

T. A. Everett

Terrence A. Everett

TAE/ds
4817-9277-4403.1

Enclosures: Exhibit A - Shareholder Proposal and cover letter.
Exhibit B - Company's response to Mr. Armstrong with acknowledgment of receipt by Mr. Armstrong.
Exhibit C - Mr. Armstrong's request for 2008 annual meeting voting results and the Company's response.

CC: Gerald R. Armstrong

EXHIBIT A

DEC 0 1 2008

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2008

CENTRAL PACIFIC FINANCIAL CORP.
Attention: Corporate Secretary
220 South King Street
Honolulu, Hawaii 96813

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Central Pacific Financial Corp., at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 664 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7008 1140 0004 5103 8220

RESOLUTION

That the shareholders of CENTRAL PACIFIC FINANCIAL CORP. request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

In last year's annual meeting, this proposal received the votes of 13,459,411 shares (70%) worth $207,274,929.40 and our directors have failed to initiate its adoption.

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

Xcel Energy Inc., Devon Energy Corporation, ConocoPhillips, ONEOK, Inc. CenterPoint Energy, Inc., Hess Corporation have adopted this practice and it has been approved by shareholders at CH Energy Group, Inc., Central Vermont Public Service Corporation, Black Hills Corporation, Spectra Energy Corp., and several others, upon presentation of a similar resolution by the proponent during 2008. The proponent is a professional investor who has studied this issue carefully.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

EXHIBIT B

EU 493542461 US

CARLSMITH BALL LLP

A LIMITED LIABILITY LAW PARTNERSHIP

444 SOUTH FLOWER STREET
9TH FLOOR
LOS ANGELES, CALIFORNIA 90071-2901
TELEPHONE 213.955.1200 FAX 213.623.0032
WWW.CARLSMITH.COM

DIRECT DIAL NO.
213.955.1608

TEVERETT@CARLSMITH.COM

OUR REFERENCE NO.:
057787-1

December 12, 2008

Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Armstrong:

We represent Central Pacific Financial Corp. (the "Company") which received your letter dated November 25, 2008, providing formal notice of a shareholder proposal on December 1, 2008. The Company believes that it has a basis to exclude your proposal under Rule 14a-8(i)(3) in that certain portions of the supporting statement, which are identified below, may be contrary to the Commission's proxy rules, namely Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

The first sentence of the supporting statement states, "In last year's annual meeting, this proposal received the votes of 13,459,411 shares (70%) worth $207,274,929.40..." The use of the parenthetical "(70%)" is misleading in that it implies that 70% of the outstanding shares of the Company were voted in favor of the proposal. Only 46.8% of the outstanding shares voted in favor of the proposal. In addition, utilizing a stated value for shares without also indicating the date of that determination may also be misleading.

Under Rule 14a-8(f)(1), you have 14 days from your receipt of this letter to correct these deficiencies by providing a revised supporting statement to the Company.

Very truly yours,

Terrence A. Everett

TAE/ds
cc: Central Pacific Financial Corp.
Corporate Governance and Nominating Committee
4813-4745-3187.1

EXHIBIT C

CENTRAL PACIFIC FINANCIAL CORP

P.O. Box 3590
Honolulu, HI 96811-3590
Telephone (808) 544-0500

June 3, 2008

Gerald R. Armstrong
*** FISMA & OMB Memorandum M-07-16 ***

RE: Central Pacific Financial Corp. Annual Meeting of Shareholders Held on May 27, 2008

Dear Mr. Armstrong:

This is in response to your letter requesting the results of voting on the shareholder proposal submitted by you requesting that the Board of Directors ("Board") of Central Pacific Financial Corp. ("CPF") take the steps necessary to eliminate classification of the terms of the Board (the "Proposal").

Preliminary voting results on the Proposal are as follows:

Number of CPF shares voting for the Proposal - 13,459,411

Number of CPF shares voting against the Proposal - 5,599,035

Number of CPF shares abstaining on the Proposal - 452,969

Number of broker non-votes on the Proposal - 4,869,346

CPF per share stock price on closing May 27, 2008 - $15.40

Final annual meeting voting results will be available in CPF's Form 10-Q for the period ended June 30, 2008.

The Board will further review and evaluate the Proposal in light of, among other things, the shareholder voting results, and will determine the appropriate course of action to best serve the interests of the company and all of its shareholders.

Thank you for your continued interest and support.

Sincerely,

Glenn K.C. Ching
Senior Vice President
General Counsel & Corporate Secretary
Central Pacific Financial Corp.

2008-1414

MAY 30 2008

*** FISMA & OMB Memorandum M-07-16 ***

May 28, 2007

Mr. Glenn K. C. Ching,
Senior Vice President and Corporate Secretary
CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Dear Mr. Ching

As the shareholder who presented the proposal to declassify the terms of the directors, I seek the following information from you:

--the number of shares voted FOR,

--the number of shares voted AGAINST,

--the number of shares abstained,

--the number of broker non-votes,

--if available, the number of shares voted "against" by use of the discretionary authority granted on the form of proxy,

--confirmation of the closing market price per share on May 27, 2008, (this information may be used if I am to re-introduce the proposal), and,

--the current position of the board of directors in either presenting and supporting an amendment for declassification of the terms of the directors and its time-table for doing so.

Your prompt response to this inquiry will be appreciated.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder